February 21, 2006

John Antonio
President
Wellstar International, Inc.
6911 Pilliod Road
Holland, OH 43528

> **Re:** **Wellstar International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 1, 2006**
> **File No. 333-130295**

Dear Mr. Antonio:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement and Prospectus Cover Page

1.   In your response letter, please explain why the number of shares underlying the convertible notes increased from 95,238,095 in your initial registration statement to 139,534,883 in your amended registration statement.

Prospectus Summary, page 5

2.   We note your response to prior comment 5 and reissue the comment with respect to the company's need to increase its authorized and unissued share amount before attempting to register all of the common shares issuable pursuant to the

purchase agreement. Please expand your disclosure on the company's steps to increase its authorized capital and its proposed timing for completing this process.

3.   We note your response to prior comment 6. Please explain how you calculated the number of shares that will be outstanding <u>after</u> the offering.

4.   We note your response to prior comments 7 and 8 and your additional corresponding disclosure on pages 7 and 14. Please tell us why the receipt of the second tranche, which was to be received within two days from the filing of the registration statement, was delayed until January 20, 2006.

5.   We note your response to prior comment 9. Please confirm that the "final" version of the Securities Purchase Agreement was executed prior to the filing of the registration statement.

Use of Proceeds, page 14

6.   Please update this section to reflect that the second tranche of $1 million has been received by you pursuant to the October 2005 securities purchase agreement. Also, reconcile your disclosure that you will use the proceeds from the sale of the convertible notes for, among other things, the payment of indebtedness, with section 4(d) of the securities purchase agreement.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 16

Critical Accounting Policies and Estimates, page 18

7.   Please revise your discussion of revenue recognition to include a discussion of the significant factors that causes management to believe this is a critical accounting policy and estimate. Discuss the significant estimates and uncertainties involved with your revenue recognition.

Liquidity and Capital Resources, page 19

8.   You state that you expect to be cash flow positive by the end of the second quarter of 2006. Please revise the filing to clarify if you are referring to your second fiscal quarter that ended January 31, 2006 or the second calendar quarter of 2006. In addition, please revise to define how you measure "cash flow positive." As appropriate, reconcile this measure to the most directly comparable measure calculated in accordance with GAAP.

9.   You state that you expect the acquisition of Micro Health Systems to enable you to achieve your revenue objectives. Revise the filing to expand your discussion of the expected impact of the acquisition. Tell the reader if Micro Health Systems has existing contracts in place and, if so, quantify the expected impact of these existing contracts on future sales and cash flows.

10.   In this regard, please also revise your disclosures to clarify what impact, if any, you expect the supplier contract between Micro Health Systems and Mikron Instrument Co., the supplier of your thermal imaging cameras, to impact your operations and cash flows. Please also revise to disclose the amount of any purchase or other commitments with Mikron Instrument Co.

Description of Business, page 20

Introduction, page 20

11.   We note your reference to a web site address in the revised disclosure on pages 20 and 21. If you choose to retain this reference, please refer to footnote 41 of Release No 33-7856 (April 28, 2000) regarding your responsibility for the information to be found at this addresses and file the hyperlinked information as an exhibit to the registration statement.

The Imaging Industry, page 22

12.   We reissue prior comment 36. We have not received the cited information.

Selling Stockholders, page 32

13.   Please provide only one table contain selling stockholder information.

14.   Please correct the number of the total share amount in the first Selling Shareholder Table.

15.   You indicate in the table on page 34 that Sichenzia Ross owns 225,000 shares of your common stock and you confirmed in your response to our prior comment 48 that such shares represent all of the shares of your common stock beneficially owned by Sichenzia Ross. Reconcile this with footnote 1 to the table as well as the disclosure on page 41 that indicates that you issued 775,000 shares of your common stock to Sichenzia Ross in consideration for legal services.

Note 2. Summary of Significant Accounting Policies, page F-7

Equipment, page F-9

16.   Please revise your accounting policy regarding equipment to describe the equipment. Please also revise to disclose the amount of equipment stored at customer locations.

17.   In this regard, please revise your disclosure to clarify, if true, that you retain title to the equipment while it is at the customer location.

Note 3. Convertible Notes, page F-10

18.   We note your responses to prior comments 58 and 59. We have the following additional comments:

   •   Please clarify for us whether you believe the $3 million convertible notes can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your analysis supporting your conclusion. In this regard, we note your disclosure on page 7 that "there is in fact no limit on the number of shares into which the notes may be converted."

   •   Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's equity and therefore would meet the scope exception outlined in paragraph 11(a) of SFAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

19.   We note your response to prior comment 61. Your response does not fully address our comment as it does not include information on the volatility factor, dividend yield or risk-free interest rate figures used in your Black-Scholes analysis. Please tell us all of the assumptions used in the Black-Scholes calculation.

20.   We note that the convertible note agreement contains events of default including, but not limited to, an event of default relating to the failure to timely file registration or effect registration. Based on these terms, it appears that you are currently in default of your convertible notes agreement. Please revise the filing to disclose, if true, that you are in default of the convertible note agreement and

the consequences associated with any default events. If you have obtained a waiver with respect to any events of default, you should also disclose the nature of the waiver and the term of the waiver.

Note 4. Note Payable, page F-11

21.   We note your response to prior comment 62. We have the following additional comments:

- Please clarify for us whether you believe the $400,000 convertible term note payable can be considered conventional convertible as defined in paragraph 4 of EITF 00-19. If so, please provide us with your analysis supporting your conclusion. In this regard, we note that the conversion rate is calculated based on a 40% discount to market price and therefore there is no limit on the number of shares into which the note may be converted.

- Based on your response, it appears that you have concluded that each of the conversion feature and the warrants would be classified as stockholder's equity and therefore would meet the scope exception outlined in paragraph 11(a) of SFAS 133. However, your response does not address your basis for this conclusion. Please provide us with a detailed analysis of paragraphs 12-32 of EITF 00-19 to support your conclusion that the embedded derivatives are not required to be bifurcated and accounted for separately. Please note that your analysis should be separate for each of the embedded derivatives contained in the agreement.

22.   We note your response to prior comment 63. Your response does not fully address our comment as it does not include information on the volatility factor, dividend yield or risk-free interest rate figures used in your Black-Scholes analysis. Please tell us all of the assumptions used in the Black-Scholes calculation.

Note 5. Subsequent Events, page F-12

23.   We note your disclosure on page 18 that you acquired the assets of Micro Health Systems in December 2005. However, your disclosure here indicates that the acquisition has not yet been completed. Please revise your disclosures here or on page 18 to clarify the status of the acquisition.

24.   If the acquisition of Micro Health Systems has been completed as disclosed on page 18, please tell us if this purchase was accounted for as a purchase of a business or a purchase of assets in accordance with EITF 98-3 and SFAS 141.

25.   If you have determined that the transaction is an acquisition of a business in accordance with SFAS 141, please revise to provide audited annual financial statements and unaudited interim financial statements of Micro Health Systems for the periods required by Item 310(c) of Regulation S-B. Please also revise to provide unaudited pro forma financial information for the transaction as required by Item 310(b)2(2)(iv) of Regulation S-B.

26.   It appears that the transaction with Micro Health Systems is a significant subsequent event for which your auditor should have updated its review report. Please have your auditor provide us with details supporting their decision not to update the review report for this event.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

27.   Please have your auditor revise the date of the audit report to comply with AU Section 530.04 and 530.05. In this regard, your auditor should 'dual date' the audit report as discussed in AU Section 530.05, with appropriate reference to the footnote to which the subsequent date applies. Alternatively, your auditor may date the report as of the latter date. Please note this comment also applies to the review report included on page F-1 of the interim financial statements and to the consent filed as Exhibit 23.1 to the Registration Statement.

General

28.   We note your disclosures in Note 1 and Note 5 relating to the transaction with TMI. We also note your disclosure in Note 1 that neither Wellstar International nor TMI had any operations prior to the transaction on July 12, 2005. Please tell us whether you determined that the TMI transaction was an acquisition of a business under SFAS 141 or an acquisition of assets as described in EITF 98-3. Provide us with your analysis of the applicable authoritative literature to support your conclusion.

29.   If you concluded that the TMI transaction was an acquisition of a business under SFAS 141, please provide us with your analysis of paragraph 17 of SFAS 141 to support your determination of the accounting acquirer. Your analysis should include relevant discussion of each of the criteria of that paragraph. In this regard, we note that the former shareholders of TMI acquired a controlling interest in Wellstar International. Further, we note that the ongoing operations are those of TMI.

30.   We note your response to prior comment 64. We note that you have an
        accumulated deficit of $(100,063) at July 31, 2005 and that the deficit was the
        result of "development company costs prior to the acquisition of TMI." As a
        result, it does not appear that your statement in your response that "the company
        had no operations" is appropriate. We continue to request that you revise the
        filing to provide a complete set of audited financial statements in accordance with
        Item 310(a) of Regulation S-B.

31.   In addition, we also continue to request that you provide all disclosures required
        by paragraph 13 of SFAS 7. Since you do not present comparative information,
        in the year in which you cease to be a development stage enterprise, you should
        provide disclosure of the cumulative amounts and other additional disclosures
        required by paragraphs 11-12 of SFAS 7. Please revise to comply.

32.   We note your response to prior comment 65. Your response does not appear to
        address our original comment. Please revise to include a discussion of any related
        party transactions as required by paragraphs 2-4 of SFAS 57. In this regard,
        please note that SFAS 57 does not apply solely to off balance-sheet financing
        arrangements or special purpose entities. Please refer to the definition of related
        parties in paragraph 24(f) of SFAS 57.

Note 2. Summary of Significant Accounting Policies, page 3

Revenue Recognition, page 4

33.   We refer you to prior comment 54. It is not clear from your response if you have
        concluded that you have or do not have more than one unit of accounting. Please
        provide us with an analysis of paragraph 9 of EITF 00-21 as it pertains to your
        license revenue. If you conclude that you do not have separate units of
        accounting, please remove the disclosure that your revenue recognition policy is
        in compliance with the provisions of EITF 00-21. Please note this comment also
        applies to your unaudited interim financial statements.

Stock Based Compensation, page 5

34.   We note your response to prior comment 66. We note that you have added
        disclosure in the notes to your financial statements to indicate how you will
        account for stock-based compensation in the future pursuant to SFAS 123(R).
        However, there is no disclosure of how you are currently accounting for your
        stock-based compensation. Tell us and revise the notes to your annual and
        interim financial statements to disclose your accounting policy for historical
        stock-based compensation, as previously requested. The disclosure inserted in

Note 2 with respect to SFAS 123(R) should be included in a recent accounting pronouncements section of the footnotes.

Note 3. Shareholders' Equity, page 5

35.   We note your disclosure here that on October 27, 2004, "the officers of the Company were issued 15 million shares for service performed." We also note your response to prior comment 44, which states that "the 15,000,000 shares of common stock were issued to individuals who are not officers for services rendered in connection with a proposed acquisition." Please revise the filing to reconcile these contradictory statements.

36.   Further to the above, we note that you recorded these shares at par value of $.001 per share. It appears that you have recorded the $15,000 to goodwill. Please respond to the following:

- If the shares were issued to non-employees for services rendered in connection with a proposed acquisition as indicated in your response to prior comment 44, please tell us whether the acquisition was consummated. If not, tell us why you did not expense the value of the shares issued. Support your conclusion with reference to applicable authoritative accounting literature.

- Please tell us how you determined the value of the shares issued. If the shares were issued to non-employees as stated in your response to prior comment 44, please tell us how your accounting complies with paragraph 8 of SFAS 123, which states that the fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. If the shares were issued to employees as stated in Note 3, please tell us how your accounting complies with paragraphs 11-15 of SFAS 123.

Note 4. Note Payable, page 6

37.   We note your response to prior comment 69. We do not see where you have addressed our original comment. Please tell us and revise this note to disclose how you have accounted for the November issuance of 500,000 shares to the holder of your $150,000 note, as previously requested.

38.   In this regard, the disclosure in the last sentence of the second paragraph of this footnote does not appear appropriate for inclusion in the audited financial statements. Please note the financial statements are those of the company, and thus should not include phrases such as "we have been advised by the Company."

Please revise. Please note this comment also applies to Note 4 of the unaudited interim financial statements.

Note 5. Acquisition, page 7

39.   We note your response to prior comment 67. Your disclosure on page 5 states that you acquired Trillenium's intangible property contracts and agreements. This disclosure contradicts your response to our comment that there is no evidence of any contracts or agreements. Please advise or revise as necessary.

40.   We note that you issued 50,000,000 shares to the shareholders of TMI in connection with the transaction. Please revise the disclosures in Note 5 to disclose how you valued the shares issued and support your valuation conclusion with reference to applicable authoritative literature. In this regard, we note that your shares trade on the pink sheets and you present historical stock prices on page 15 of the filing. In accordance with paragraph 8 of SFAS 123, the fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.   Part II

Item 26. Recent Sales of Unregistered Securities, page 41

41.   Describe the various acquisitions referenced in this section and the type and amount of consideration you received. See Item 701(c) of Regulation S-B.]

Exhibits

42.   Please provide us on a supplemental basis all of the schedules to the October 31, 2005 securities purchase agreement, including Schedule 4(d). Also provide us a copy of the irrevocable transfer agent instructions referenced in section 7(c) of the securities purchase agreement.

43.   You indicate in your response to prior comment 9 that you have filed as an exhibit the final definitive version of the purchase agreement, however, the signature pages contain blanks under the "Aggregate Subscription Amounts." Please file as an exhibit the final version of the purchase agreement that shows this information.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 551-3327. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Darrin Ocasio, Esq.
        Sebastian Weiss, Esq.
        Sichenzia Ross Friedman Ference LLP
        212.930.9725